18001609

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/07/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloom Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21500 Biscayne Blvd., Ste 403
(No. and Street)

Aventura	FL	33180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Ln, Ste 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Goettling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bloom Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DONNA LEE LINDENMAYER
MY COMMISSION # GG 163501
EXPIRES: December 18, 2021
Bonded Thru Notary Public Underwriters

Donna Lee Lindenmayer
Notary Public

Signature

Manager/CCO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOOM SECURITIES, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2017

BLOOM SECURITIES, LLC

CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Bloom Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bloom Securities, LLC, (the "Company") as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the period from April 7, 2017 to December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bloom Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period from April 7, 2017 to December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Bloom Securities, LLC's auditor since 2018.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 29, 2018

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

BLOOM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 900,029
Due from related party	319,709
Other assets	10,812
TOTAL ASSETS	$ 1,230,550

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to related party	$ 99,361
TOTAL LIABILITIES	99,361
MEMBER'S EQUITY	1,131,189
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,230,550

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
STATEMENT OF INCOME
FOR THE PERIOD APRIL 7, 2017 TO DECEMBER 31, 2017

REVENUES	
Fee revenue	$ 4,208,053
TOTAL REVENUES	4,208,053
EXPENSES	
Deal related expenses	1,297,164
Salary expense	159,313
Rent	26,389
Communicatoin	6,482
Commission	100,000
Insurance	14,271
Professional fees	28,572
Office and related	19,752
Regulatory expenses	5,053
TOTAL EXPENSES	1,656,996
Net Income	$ 2,551,057

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD APRIL 7, 2017 TO DECEMBER 31, 2017

MEMBER'S EQUITY APRIL 7, 2017	$ 82,081
Member's Distributions	(1,501,949)
Net Income	2,551,057
MEMBER'S EQUITY DECEMBER 31, 2017	$ 1,131,189

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD APRIL 7, 2017 TO DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,551,057
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from related party	(319,709)
Other assets	8,499
Due to related party	99,361
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,339,208
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(1,501,949)
NET CASH USED IN FINANCING ACTIVITIES	(1,501,949)
NET CHANGE IN CASH	837,259
CASH, BEGINNING OF PERIOD	62,770
CASH, END OF PERIOD	$ 900,029

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - Organization

Bloom Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February, 2016, under the laws of the State of Florida and was approved by FINRA on April 7, 2017. The Company is 100% owned by The Bloom Organization II, Inc. (the Parent).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Income Taxes

The Company passes its taxable income through to the Parent. As a result, no federal or state income taxes are provided for, as they are the responsibility of the individual member of the Parent.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard had no effect on the Company's financial statements.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $800,668 which exceeded its requirement by $788,248. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2017, this ratio was .12 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Related Party Transactions

The Company has a management services agreement with the Parent. Under this agreement, the Parent provides administrative services and office space. The Company is not required to repay these expenses. Total expenses under this agreement for the period April 7, 2017 to December 31, 2017 were $1,489,348. As of December 31, 2017, the Company had prepaid amounts due from the Parent for $319,709 and accrued expenses due to the Parent for $99,361. These amounts are included in the statement of financial condition.

Note 5 - Concentration of Revenues

The Company conducted business with five customers for the period April 7, 2017 to December 31, 2017. Each customer accounted for ten or more percent of the total revenues for the period. There were no outstanding receivables attributable to these customers as of December 31, 2017.

Note 6 - Commitments and Contingencies

On August 3, 2017, the Company entered into a three year rental lease for an automobile for $813 per month. The future minimum obligations under this operating lease agreement are noted below:

Year Ending December 31,	Amount
2018	$9,756
2019	$9,756
2020	$6,504
Total	$26,016

The Company had no other commitments or contingencies outstanding at December 31, 2017.

Note 6 - Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has evaluated ASC 606 Revenue Recognition and believes it will not have a material impact on its revenue recognition.

Note 7 – Subsequent Events

On February 13, 2018, the Company made a distribution of profits to the Parent in the amount of $425,762.

BLOOM SECURITIES, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 1,131,189
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	330,521
NET CAPITAL	800,668
Less: Minimum net capital requirements at 12 1/2% of aggregate indebtedness ($5,000 if higher)	12,420
EXCESS NET CAPITAL	$ 788,248
AGGREGATE INDEBTEDNESS	
Due to related party	$ 99,361
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.12

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Bloom Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Bloom Securities, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Bloom Securities, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Bloom Securities, LLC stated that Bloom Securities, LLC met the identified exemption provisions throughout the most recent fiscal period from April 7, 2017 to December 31, 2017 without exception. Bloom Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bloom Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 29, 2018

BLOOM SECURITIES, LLC

Exemption Attestation

Bloom Securities, LLC Assertions

We confirm, to the best of our knowledge and belief, that:

(1) The Company claimed an exemption from SEC Rule.15c3-3 under the provisions of in paragraph of (k)(2)(i) throughout the period from April 7, 2017 to December 31, 2017.

(2) The Company met the identified exemption provision in SEC Rule.15c3-3(k)(2)(i) throughout the period from April 7, 2017 to December 31, 2017 without exception.

By: ______________________

Robert Goettling
Manager and Chief Compliance Officer

Date: March 29, 2018

— 21500 Biscayne Blvd., Suite 403 — Aventura, FL 33180 —
— Ph: (305) 974-0700 · Fax: (305) 390-3434—